Filed by: Anthem, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.

Commission File Number: 1-13083

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”) and the combined company after completion of the proposed transactions with WellPoint Health Networks Inc. (“WellPoint”) that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Anthem does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s various SEC reports, including but not limited to its Annual Report on Form 10-K for the year ended December 31, 2002 and its Quarterly Reports on Form 10-Q for the reporting periods of 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, which was filed with the SEC on October 27, 2003, contains information regarding Anthem’s participants and their interests in the solicitation. Additional information regarding the interests of Anthem’s participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

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The following is a transcript of a speech delivered by Anthem at the 2003 Anthem Investor Conference on November 18, 2003.

MIKE SMITH, Executive Vice President and CFO, Anthem, Inc.:

I’m very much aware that it’s been a long day, but hopefully an informative one for all of you, as well.

I’m going to spend a few minutes covering our final agenda item, which will be a review of our recent financial performance, and then hopefully ask all of my colleagues from Anthem to join me, as we will address any remaining questions that you have at the end of this session.

We hope that today has reinforced your understanding of our very clear financial focus and discipline, both of which are fundamental to our culture at Anthem.

One illustration of that discipline I think is the organizational strategy which we use in our finance organization, where 90 percent of our team is assigned directly to support a business unit, with only the remaining 10 percent in corporate finance staff jobs.

We think it’s key to invest in financial talent, and to align that staff across all disciplines of our company. Our organizational structure enables effective alignment of our team in support of our business unit leaders, who you’ve met today, as they execute our strategies throughout the company.

Timely reporting of financial results and the analysis of key metrics are also critical to supporting the execution of our strategy, and to making our performance transparent to you and to the capital markets.

Our health insurance risk, by its very nature is a short tailed business, and a disciplined company that proactively monitors performance on a timely basis, can take action to improve results, if and when changes are necessary. And therefore, it’s no surprise to you—and you’ve heard us say before—at Anthem, if it moves, we measure it. If it counts, we count it.

And on a very formal basis, we review our financial performance monthly and in a very detailed close process. We close our books within four business days after the end of each month, and assess the current month’s results and update our forecast during those closing conferences.

A long-term assessment of our business strategies and our competitive environment is prepared during our annual budget process. The budget is completed in the fall of each year, alongside a detailed forecast of the remaining months of the current year operation, and along with a projection of our outlook for the next three years.

This budget process involves almost all of our 20,000 associates, and it’s another important tool we use to drive financial performance and to confirm accountabilities across the entire organization.

We also understand how important it is that we achieve our results with integrity. We take great care to ensure that our practices align with the requirements of the Sarbanes-Oxley Act, and that in every fashion we demonstrate a very distinctive level of corporate governance.

We have a very engaged board of 15 directors who bring interesting and rich backgrounds and business experiences, and to receive directly, on a very appropriate timeline, communications from Larry Glasscock on both a monthly basis and more often, when necessary.

The work of the board is further complemented by what we believe and hope that you will agree has been a very accessible and responsive style of communicating with you, the most important of our constituents. That transparency and accessibility is very much a commitment of this company, and one that will be sustained.

At this point, I’d like to step back a bit and look at our recent track record of financial performance since the completion of our initial public offering in October of 2001.

It’s been a time of incredible transformation for our company, and certainly a place where the pace of activity has been quite brisk.

I feel honored to have been a part of Larry’s team, who was allowed the opportunity to introduce Anthem to many of you during our IPO road show just two years ago.

We’re pleased by the interest and support that we have received from the investment community since that time, and we believe our financial performance since our offering has represented a delivery in full on the promises we made at the time of the equity offering.

We have met or exceeded our financial expectations in all nine quarters since becoming a reporting company. We have achieved significant growth in earnings per share, and project 18 to 19 percent growth for 2003, and 13 to 16 percent growth in earnings for 2004.

Anthem has been the fastest-growing health insurance company since our IPO, with organic membership growth of 19 percent from September of 2001 through September of this year, 2003—a compounded annual growth rate in excess of 9 percent.

We expanded our Blue license territory and formed a new, important and very strategic region with our affiliation with Trigon Healthcare, Tom Snead’s company, in July of 2002.

We have continued to enhance our competitive position by reinvesting in our businesses, while also improving our operating performance in each operation. As a result, we hope you agree, our shareholders have been very richly rewarded.

The last two years, however, have only been a great start as a public company, and we remain very focused on our growth prospects in years ahead.

Larry mentioned this morning that we are very comfortable with the earnings guidance we have provided in our recent third quarter earnings call. We expect 2003 earnings of $5.30 to $5.35 per share, and for 2004 we are projecting earnings per share growth, as I’ve mentioned, of between 13 and 16 percent on a GAAP basis.

Beyond 2004, we expect at least 15 percent annual growth in earnings, which will be driven by many of the same strategies that have been in place at Anthem over the past several years.

First, we understand that pricing our business to cover medical costs is the most important factor defining our profitability. We will continue to be disciplined and appropriately price all of our products and services.

Second, we believe we can grow market share in all of our geographies.

Third, providing distinctive customer service is a competitive advantage that our members have enjoyed, and this translates in bottom-line results, which you in turn enjoy.

Fourth, we have reduced our administrative expense ratio by over 100 basis points since 2001, and looking forward, our business model projects improvement in this metric in each and every year in our future. Our focus on integration and sharing best practices will result in a more effective and more efficient company.

And lastly, our investments in medical management initiatives have improved the health of our members, and have enhanced the value of our product offerings.

These strategies have not changed since our IPO, and a disciplined focus on execution has allowed us to deliver and sustain the kinds of returns you, our shareholders, deserve. Our earnings have also been high in quality. And I will briefly share with you two quality metrics that we use to assess our progress.

First, operating cash flow at Anthem exceeds reported net income by a wide margin, indicating again the strength of our operating results. On a quarterly basis, while timing can impact this metric, over the longer period, operating cash flow will consistently reflect the quality of reported results.

The second quality metric which we rely on is the consistency in the accuracy of our estimated reserves. Estimates of the unpaid claims reserve—the largest liability on our balance sheet—have been made on a consistent and consistently conservative basis.

After yearend reporting last February and the reserve reconciliation disclosures presented by Anthem and many of our peers throughout this year, hopefully everyone here recognizes that we are an insurance company that is carefully making estimates of the ultimate payment requirements of our claims liability.

Based upon our history, estimates of the current-year claims expense have proven to be slightly higher than required, and this level of redundancy has been relatively consistent in 2003 as compared to earlier years.

Since our initial public offering, Anthem’s earnings stream has become larger and more diverse. The growth has not only come from the Trigon acquisition, but also from organic growth in every one of our geographic regions.

Anthem is a stronger and more diverse company today, operating in nine states and four discrete geographic regions. Each region is expected to contribute enrollment and operating gain growth in 2004.

Anthem has worked extremely hard over the past couple of years to close the so-called performance gap with our leading peers. In 2001, at the time of our public offering, our 3.3 percent after-tax margin was considered middle of the pack, as compared to our peer group.

In 2003, we expect margins to reach the mid- 4 percent level, while representing 37 to 39 percent growth in net income. Our business combination with Trigon has improved these operating performances in very dramatic proportion.

However, it’s important to note that enhanced performance on an overall basis within our existing businesses has represented the largest contribution to our overall earnings improvement the past couple of years.

Anthem is a financially secure company with a very strong balance sheet. At the end of the third quarter of 2003, we had $13 billion of total assets and $7.2 billion of cash and investments. The parent company itself had very strong liquidity with cash and investments on hand of approximately $700 million.

Our total debt of $1.7 billion at September 30 of 2003, represents a debt-to-capital ratio of 22 percent, well within our targeted range of 20 to 30 percent.

We have also left each of our insurance subsidiaries very well capitalized from a risk-based capital perspective, while at the same time maintaining very adequate liquidity at our parent company. And for those efforts, we have received very strong ratings from various rating agencies, several of whom are represented in the audience today.

In terms of deploying our excess cash and the operating cash flow of the company, our top priority is to reinvest in our current businesses. We’re making investments in technology to become easier to do business with, and we will also continue to invest in disease management and medical management initiatives as a part of our commitment to our mission of improving the health of our members.

We have also utilized our share repurchase authority to enhance your shareholder value. Since our public offering, Anthem has repurchased 6.4 million shares of our common stock for a total of $400 million of investment. We will continue to evaluate the repurchase of our shares, based upon market conditions and the availability of operating cash flow.

On the acquisition front, we will likely be focused on our integration with WellPoint in the near term, but we will also remain very opportunistic in considering other acquisitions in the future.

However, I’m quick to point out that our long-term growth earnings—our earnings growth model of at least a 15 percent growth in earnings each year is not deal-dependent. We are not relying on our ability to purchase our way to fulfillment of that earnings growth promise.

The repayment of debt may also be a source of cash deployment. As we announced on October 27, we intend to buy back $500 million of surplus notes prior to the closing of the WellPoint merger. Earlier this year, $100 million of debt matured, and another $375 million of long-term debt will mature during the periods 2004 through 2007.

Again, however, we will continue to target an overall debt-to-capital ratio below 30 percent, but nonetheless, efficiently executed, based upon the all-in cost of all sources of capital.

Taking a look at this recent history, it’s been a great journey since becoming a public company. We hope you agree our shareholders have benefited from Anthem’s growth and momentum the past couple of years.

We know our members value—our members value the financial security of doing business with Anthem, and they also recognize the value we are delivering to the marketplace. Brokers continue to be attracted to the Blue brand name and our commitment to distinctive customer service.

Our clinical provider networks understand how powerful collaboration with Anthem can be, as they attempt to address the inefficiencies in the industry and to improve the health of our members and their patients.

And finally, we will continue to work extremely hard to deliver value to the owners of our company. Anthem has a rich and very bright future. Growth opportunities abound this enterprise, and our resolve to achieve them is unwavering.

With continued support of our shareholders, members and other constituents, we will deliver on our mission of improving the health of the members we serve, because that is, in the end, what our business is all about.

You have been very kind to invest your day and last evening in Anthem. We appreciate the attention you’ve shared with me and all of our Anthem leadership, and hope that you will have found this day very rewarding on your time investment, as well.

I would now be willing to—I would now ask my colleagues to join me, and we’re happy to stand for your questions for a while before we dismiss. Any questions that you have on presentations made, we’d be happy to take.

UNIDENTIFIED PARTICIPANT: Your 2004 guidance is for EPS growth of 13 to 16 percent, still well above many companies in the S&P 500. But could you give me some of the variables as to why you might be 13 percent instead of 16 percent growth in EPS?

SMITH: Yes, Bill, thanks for the question. It’s been our practice, as you know, to provide relevant and reasonable ranges of performance. While we feel very disciplined and very much in charge of our business, we are aware that there are a number of variables that could influence our performance.

I would not want the bottom end of that range to signal a weakness in any fashion in terms of Anthem’s outlook for the future. We simply think it’s wise to give you a reasonable range around which you can develop your expectations.

I can’t think of a single set of variables, Bill, that would cause us to move to the lower end of that range as opposed to the higher end. There are no issues—and I’ll call on all my colleagues here—there are no dramatically different factors that I’m aware of in our core operations that would slow or retard the growth rate in earnings.

I do remind you that this is guidance around GAAP net income. And as our investment portfolio, which is largely allocated in fixed income obligations continues to see a flattening of its yields, in spite of strong cash flow, we are getting some drag on the earnings growth rate, just given that significant component of net income.

And before we take the next question, I’ll invite any of my colleagues who want to comment further on next year’s growth rate versus the current very rapid growth rate. Anybody care to comment?

OK. Next question in the back, please.

UNIDENTIFIED PARTICIPANT: This is a question for Larry. Several speakers throughout the day have noted the value and high level of recognition of the Anthem name and brand, which I wonder why you chose to change the corporate name, given the value of the Anthem name.

SMITH: Yes, I rarely run the risk of answering for Larry, but I’ll—since he is not with us this afternoon, I’ll do my best to represent the company and respond.

One is, we have no intention of abandoning our current operating names in our local markets. We will continue to do business in each of our markets as Anthem Blue Cross Blue Shield or Anthem Health Plans of that relevant market.

WellPoint is a name that we think will bring goodwill and recognition, particularly among the capital markets. But our trade name, our name with our members, our brokers and others, will largely leverage the goodwill in those local markets that we have in the case of Trigon or in the case of Anthem Blue Cross Blue Shield, which we are branded currently with today.

UNIDENTIFIED PARTICIPANT: You’re very conservatively financed. And on a free cash flow basis, your equity’s priced as if the cycle is about to turn down pretty hard.

Why not be very aggressive in repurchasing equity when it’s very out of favor?

SMITH: We would say that committing 50 percent of our operating cash flow is fairly aggressive. The authorization of a half-a-billion dollars is, after all, in context of an annual operating cash flow of about $1 billion.

We certainly have the ability to go back to the board and ask for an expanded authorization. My higher ambition would be to persuade those in this room and elsewhere who are shorting the value story around this so-called pricing cycle, to persuade them—and I’ve always learned that success is the best revenge, and is our argument—perform consistently well enough that those arguments give way to a fuller valuation of what we think is a great business with great momentum.

We use our share repurchase program to help assure you’re getting fairness in the value of shares on an interim basis. It is not a substitute to securing the confidence of the broader market in the value proposition.

So, I take your encouragement at face value. We’ll continue to execute our share repurchase program with discipline. But at the end of the day, what I want to do is convince the folks in this room and elsewhere, that there’s nothing between us and continued growth in earnings and success in the business.

UNIDENTIFIED PARTICIPANT: Mike, can you talk about whether or not you’ve thought any more since you announced the merger about just what exactly your role will be on the transition team as you work, you know, as—in that role, whether there would be some division of labor that leaves you with a particular focus, and what that might be?

SMITH: Very interesting question. The reason we call Alice Rosenblatt and Mike Smith co-leads of this transition team is that, both in spirit and in assignment, we share equal accountability and responsibility for the execution of the plan.

Each of us brings a set of skills and some acquired knowledge, based upon our prior career experiences. I have found Alice to be an incredibly talented, highly organized, focused executive. We’ve met three times in the last two weeks to organize our work. And I think there’s good equity and good balance as we get ready to launch the program.

I should be expected to be more familiar with what’s going on at Anthem, and she more familiar at WellPoint. But it’s really not our work as a practical matter anyhow that matters. It’s our recruiting of the right executive steering committee, the right transition team leads, and facilitating the sharing of a development of an integration plan by what I expect will be several hundred Anthem associates and managers.

We are coaches and cheerleaders and facilitators. And she’s wearing the skirt, I’m not.

UNIDENTIFIED PARTICIPANT: So, based on the reserve development or redundancies that we’ve seen in recent years from both WellPoint and Anthem, it would appear that WellPoint may have a fatter reserve level than Anthem.

And so, pro forma, after the combination, should we assume as Anthem, as the acquirer, that the consistency of reserving will proceed at the Anthem level, which would indicate some development of reserves from WellPoint?

I realize in the first year after a merger, that would not affect earnings, but can you address that whole issue and how the two different companies will become one, and what the attitude about reserving will be?

SMITH: Right, Norm, I’m going to frame it, and then I’m going to ask my colleague, Cindy Miller, to speak to this issue.

First of all, we’ve learned several things in due diligence and in our own transition work so far. Much of what we’ve learned, we like you could discover from the public disclosures made by the two companies.

And what we believe, after having reviewed that information is that the word consistent is the most important word in the description of the two reserving practices.

If you look at WellPoint’s table—and I think Cindy will confirm these numbers—it’s been about a four percent redundancy with the reserve recognition compared to prior year incurred being at about four percent—and, Cindy, I believe ours is running at about half that—but importantly, both at consistent levels.

That’s one point. Second point, I think it’s important for you to know that there are some differences in accounting practices as to where we recognize and classify reserves beyond our normal course, health benefits claims.

You should go back and revisit earlier discussions by Anthem where we reclassified, for example, the one large case, the Dardinger case. We are advised by WellPoint that they would not have moved that case to a separate liability account, that that redundancy is recognized as a part of their roll forward. We parsed that out.

Cindy, any time that I get off line here, you jump up and correct me, but I think, Norm, some of those classification differences have caused this apparent disparity, which may not be nearly as wide as the optics would create.

Third point, the current difference in the level of redundancy, one would argue, will be cured in the purchase accounting process. This is not dramatically different from what Tom Byrd and my team worked through at the time we combined our balance sheet, Trigon and Anthem, where historic levels of margin on top of best estimates were slightly different.

The fourth piece is the one I’d like for Cindy to help refine, and she could please add to any of the three other points. And that is, gaining assurance that going forward, we have similar practices, because obviously, the issue would be, if we brought their redundancy down to where we were and they maintained a practice of putting a higher margin in the current debit, then we would destroy the apparent post-merger earnings compatibility of the two companies. And I’ll ask Cindy to comment on how we’ll kind of police those practices.

CYNTHIA MILLER, VP AND CHIEF ACTUARY, ANTHEM: Well, Mike’s comments were what I would call spot-on. I mean, clearly, as part of the integration, we will look at all the accounting practices and the actuarial practices, and make sure that things are presented consistently going forward.

We will, as mentioned, do any kinds of adjustments through purchase accounting that are necessary to bring the opening balance sheets into conformity with one another. And so, there will be no impact on earnings from those adjustments.

Going forward, our process, as WellPoint has been with their acquisitions, is to have a consistent methodology across the entire company. That policy is set at a corporate level. And we ensure that all of the companies follow that.

That’s actually part of my current role, is to make sure that we are following consistent policies throughout the company, and so that the earnings from our various regions and segments are fairly stated and consistently stated.

SMITH: Another one in the back.

UNIDENTIFIED PARTICIPANT: I’ve been following your company just a short period of time. I was a little surprised at a couple of the ratings you have from some of the rating agencies.

Your debt to capital is good. Your ROE is good. You’re talking about repurchasing half-a-billion dollars of shares. I’m not a client, by the way. My question is . . .

SMITH: No, but I’ll buy you a big orange drink if you keep this up.

UNIDENTIFIED PARTICIPANT: My question is two-fold. First, are you at a competitive disadvantage in the individual business or any other segment, given your ratings?

And secondly, have the agencies given you any, you know, any targets you have to achieve before they’ll look to upgrade those ratings?

SMITH: I would never pretend to speak for the agencies, three of whom are represented in the room today. And I encourage you to read their response to the announced deal, which frankly I was very encouraged by. We appreciate the thoughtfulness and the diligence of the review performed by those agencies at the time of our announcement.

I would tell you, we share your view. We have pled our case with the agencies that we deserve a rating much similar to our two larger and more relevant peers—top performing peers.

Our operating companies do not suffer, I believe, in their markets whatsoever. We have very solid, very high-end ratings in all of our insurance operations.

We believe that the rating of our parent company, in part, still carries the stigma of somewhat a new public company, and also one where we have been an acquirer of two fairly large transactions in a short tenure as a public company.

We look forward to earning the confidence of the rating agencies and demonstrating that we deserve the same credit ratings as our admired, relevant peers. But I appreciate your question.

George Martin, our Treasurer, is in the room somewhere, I think. George, if you care to add a comment, I’d appreciate it.

GEORGE MARTIN, TREASURER, ANTHEM: Well, stealing from what Cindy said, you’re spot on again, Mike.

The only thing that I would add is that our industry in general has been somewhat reduced in value, because of the concerns the agencies have over just industry regulated and legislative concerns.

SMITH: OK, thank you. Other questions. Let’s get some of these operators in the game. Surely you’ve got a question or two left for my buddies.

That scared them off. Actually, I think what you realize is that what stands between you and out-of-doors and your airplane is me. And I’m happy to wrap up this presentation.

I have a couple of requests for you as we end our business today. First, for those of you who did not register with us, we would encourage you to stop by the desk on the way out. There is a gift for each attendee of this conference. It is a clock.

It may not be as big a clock as Karen Ignagni got last night, but maybe you don’t have as big an issue to time. I don’t know. There is a clock awaiting you at the registration desk.

I secondly would ask your cooperation with us. This is our first investor day conference. It is something we take very seriously.

And in the spirit of that motto—if it moves at Anthem, we measure it—we would very much appreciate your feedback on the day. And in your conference book—I believe it’s the third page in—we ask for your comments evaluating the way this day was conducted.

There will be representatives from our team at the door on the way back with Anthem shirts on. If you would hand those forms to that staff, we will gather your thoughts and, I’m sure, take much benefit from that input.

You have been extremely kind to share this time and your interest in Anthem. And we appreciate it very much. We wish you safe travels and look forward to seeing each of you again in the very near future. We are adjourned.